Exhibit (a)(9)


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FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. announces extension of tender offer for MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP and maintenance of $20 per Unit Offer Price.

Moraga, Calif. (Business Wire)--May 20, 2005--MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (the "Purchasers") have extended the expiration date of their tender offer for Units of limited partnership interest (the "Units") in MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP, a Delaware Limited Partnership (the "Partnership"). The expiration date has been extended through June 16, 2005. The Offer Price has been increased by $0.37 per Unit to offset the decrease of the same amount due to the distribution declared by the General Partner, so that the Offer Price remains at $20 per Unit.

         As of the date hereof, a total of 74,030 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.

         For further information, contact Christine Simpson at the below telephone number.

MacKenzie Patterson Fuller, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100